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Lorus Therapeutics Inc.

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LORUS THERAPEUTICS ANNOUNCES PRESENTATION OF

GTI-2040 PHARMACOKINETIC AND METABOLIC DATA IN

ACUTE MYELOID LEUKEMIA

- Presentation at the 14th Annual
International Society for the Study of Xenobiotics Conference -

Toronto, Canada, October 25, 2006 – Lorus Therapeutics Inc. (“Lorus”) (TSX: LOR; AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announces the presentation of GTI-2040 pharmacokinetic and metabolic data at the 14th North American International Society for the Study of Xenobiotics (ISSX) Meeting in Puerto Rico
(October 22-26, 2006).

The presentation entitled “Enzyme Kinetics of Antisense GTI-2040 Metabolism” describes investigations to determine the rate of metabolism of GTI-2040, and provides a predictable model for the specific enzyme kinetics seen with this drug. In addition, it presents novel approaches for measuring levels of GTI-2040 and its metabolites following intravenous administration of the drug in leukemia patients.

These studies on the pharmacokinetics and metabolism of GTI-2040 were directed by Dr. Kenneth Chan, Professor of Pharmaceutics and Internal Medicine at The Ohio State University, Columbus, Ohio, in support of clinical findings reported by Dr. Guido Marcucci in acute myeloid leukemia (AML) patients. The findings are part of a series of presentations resulting from the ongoing collaboration of Lorus with Ohio State University. Earlier this year, Dr. Chan reported the development of a novel assay for assessing GTI-2040 drug levels, which was published in the June (2006) issue of Pharmaceutical Research (volume 23, issue 6: pages 1251-1264).

“These types of studies build on our already ongoing clinical studies with GTI-2040, for which data correlating complete response with target downregulation have been reported in the AML patient population,” said Dr. Aiping Young, President and Chief Executive Officer of Lorus.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential.

About Lorus

Lorus is a publicly traded biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has product candidates in human clinical trials with seven Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations; the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com.